Contact

www.linkedin.com/in/ben-wolff
(LinkedIn)
stayoasi.com/ (Company)
stayonera.com (Company)

Top Skills

Strategy
Marketing
Entrepreneurship

Certifications

Licensed Real Estate Salesperson

Honors-Awards

Summa Cum Laude

Stern Business Plan Competition
Semi-Finalist

New Venture Competition - 2nd
Place

Ben Wolff

Co-founder at Onera & Oasi | Hotel developer & operator | Invest in
our 1-of-1 hotels | Sign up for Unique Stays newsletter
Austin, Texas, United States

Summary

Ben is co-founder and developer of Onera, a luxury treehouse resort
in Texas Hill Country. His experiential hospitality firm Oasi develops
and manages a portfolio of landscape resorts, boutique hotels, and
luxury retreats.

Onera's first location sold to Summit Hotel REIT in 2022,
representing the first public REIT exit of a glamping resort. Ben is
leading Onera's $35M expansion across 50 keys and two locations
in the Texas Hill Country to be completed by Q2 2025.

Prior to Onera, Ben grew Blink Hospitality a short-term rental
management company from 8 to 200 units under management in
less than two years.

McKinsey & NYU Stern alum.

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Experience

Onera
Co-Founder
July 2020 - Present (3 years 10 months)
Austin, Texas, United States

Onera offers a secluded, luxe, eco-escape with its variety of upscale, eco-
focused, landscape hotel accommodations. Blending luxury hospitality with
the beauty, peace and serenity of the natural landscape, Onera is a nature-
inspired getaway full of wonder.

-Developed and manage treehouse & landscape resort in Fredericksburg,
TX with $400+ RevPAR (11-key hotel with 15-key expansion in 2023-2024) -
stayonera.com
-Developing 28-key treehouse & landscape resort in Wimberley, TX (opening
Summer 2024)
-Publicly traded REIT exit

Oasi

Co-Founder

July 2022 - Present (1 year 10 months)

Austin, Texas, United States

Oasi develops, manages and grows unique stays, landscape resorts, and boutique hotels to create 1-of-1, viral destinations.

Invest, consult, and manage with Oasi. We are innovating hospitality for the modern traveler.

Onera Capital

Managing Partner

July 2020 - Present (3 years 10 months)

Austin, Texas, United States

Onera Capital is an alternative lodging real estate fund focused on multiple asset types and strategies within hospitality - boutique hotels, landscape hotels, glamping resorts and vacation rentals.

Operational Assets:

-11 key treehouse & landscape resort in Fredericksburg, TX (ground-up development) - stayonera.com

-23 key boutique hotel in Palm Springs, CA (full-scale renovation / revitalization) - spiritofsofia.com

Under Development:

-15 key treehouse & landscape resort expansion in Fredericksburg, TX (ground-up)

-28 key treehouse & landscape resort in Wimberley, TX (ground-up)

Blink Hospitality

Co-founder & CEO

April 2018 - July 2020 (2 years 4 months)

Austin, TX

Blink Hospitality is a short term rental and hotel management company with hundreds of managed properties across North America.

-Grew from 10 managed properties in two markets to 200 managed properties in twelve markets

-Grew annual gross room revenue from $800K to $4M

-Grew team from 3 to 25 FTEs

Quid

Director

October 2015 - April 2018 (2 years 7 months)

Greater New York City Area

Quid is a SaaS product using artificial intelligence to analyze and visualize textual data.

-Build and maintain relationships with clients by ensuring their success with our software
-Develop new leads, pitch to potential clients, train and support existing clients

SenStay

Business Development

July 2014 - August 2015 (1 year 2 months)

San Francisco, Los Angeles, New York

Hospitality and property management company specializing in vacation rentals and boutique hotels

-Developed new business, increased deal flow, managed operations, expanded distribution channels
-Grew from five to twenty seven employees in less than one year
-Facilitated expansion to Brazil representing a 30-50+ property / $1-3M per year opportunity
-Oversaw launch and daily operations of Payne Mansion Hotel in San Francisco
-Produced targeted business development events for high-end clients, hoteliers and event planners
-Developed and implemented alternative distribution strategies such as long term and corporate rentals

McKinsey & Company

Business Analyst

August 2011 - October 2012 (1 year 3 months)

New York, NY

Pharmaceuticals – R&D strategy and cost reduction
-Identified ~$40M in cost savings for one clinical trial at a $6B global pharmaceutical company
-Developed trial protocol cost review process and created corresponding handbook for clients

-Conducted staff calendar analysis identifying an increase of 20-25% in employee capacity by eliminating redundant activities

Financial Institutions – Location strategy
-Recommended location and ownership model for new 4,000 FTE offshoring location to executives in the global technology and operations group of a retail bank with $25 trillion in assets under custody and administration
-Built location attractiveness model identifying $20-40M per year in cost differences between cities

Deloitte Consulting
BA Summer Scholar (Strategy & Operations)
June 2010 - August 2010 (3 months)
New York, NY

-Developed customer acquisition playbook for new business unit within digital media distribution
-Received unanimous approval for the playbook by the division President and VPs

Camp Northwood
Counselor
May 2009 - August 2009 (4 months)
Remsen, NY

-Counselor for cognitively and physically disabled children
-Best Counselor Award 2009

314 Events
Co-Owner
December 2007 - November 2008 (1 year)
St. Louis, MO

-Increased value of event promotion & planning company by 50% in one year of operations
-Expanded promotion business by targeting new markets/schools and starting a new event planning division

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Education

New York University - Leonard N. Stern School of Business
Bachelor of Business Administration (B.B.A.), Management & Economics · (2009 - 2011)

Washington University in St. Louis

Economics and Strategy; Entrepreneurship · (2006 - 2008)